Exhibit 2

FOR IMMEDIATE RELEASE

David L. Sokol - Chairman and Chief Executive Officer             402-341-4500
John G. Sylvia - Senior Vice President, Chief Financial Officer   402-341-4500
Dale R. Schuster - Vice President, Administration                 402-341-4500


     CalEnergy Announces Credit Rating Upgrade

OMAHA, NEBRASKA, April 2, 1996 --- CalEnergy Company, Inc., formerly known as California Energy Company, Inc. ("CalEnergy") (NYSE, PSE and LSE symbol: CE) announced today that it has received upgrades on its senior unsecured debt to Ba2 from Ba3 from Moody's Investors Service, Inc. Additionally, Standard & Poor's Corporation announced that it has placed CalEnergy on CreditWatch, with positive implications with respect to CalEnergy's senior debt rating (currently BB-) and subordinated debt rating (currently B).

Moody's upgraded the ratings on CalEnergy's senior discount notes due 2004, to Ba2 from Ba3, and its limited recourse senior secured notes due 2003, to Ba2 from Ba3 and CalEnergy's convertible subordinated debentures due 2000, to Ba3 from B1.

In announcing its upgrades Moody's said, "The rating action recognizes the company's improved financial condition and diversified cash flow sources following the acquisition of Magma Power Company in 1995. The rating outlook is positive based on the expectation that four new generating facilities representing approximately 25 percent of existing capacity will become operational during 1996-97."

Placing the company on CreditWatch, with positive implications, due to the Company's strong operating results for 1995, Standard & Poor's said, "Importantly, this strong performance reflects the successful digestion of CalEnergy's $957 million acquisition of Magma Power Co. in February 1995 .
 . . Net earnings reported by CalEnergy for 1995 totaled $62.3 million, up 96% over 1994. Much of this gain is represented by the efficient integration of the seven operating geothermal projects now controlled by CalEnergy through its acquisition of Magma (financed in part through Salton Sea Funding Corp.; Triple-B-Minus senior secured debt), as well as the continuing strong performance at CalEnergy's Coso projects (Coso Funding Corp.; Triple-B senior secured debt)."

CalEnergy Company, Inc., a leading independent power producer, is an international developer, owner and operator of environmentally responsible power generation facilities. Its thirteen operating facilities produce 575 net MW of power, with 690 net MW under construction and in excess of 1,400 net MW currently under award or contract.

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